

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2020

Mark Palumbo
Chief Executive Officer
CannAssist International Corp
1548 Loch Ness Dr.
Fallbrook, CA 92028

> **Re: CannAssist International Corp**
> **Offering Statement on Form 1-A**
> **Filed July 20, 2020**
> **File No. 024-11272**

Dear Mr. Palumbo:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed July 20, 2020

Summary
Business Summary, page 5

1.   We note your statements here and throughout the document that you believe your technology provides the company with a competitive advantage because your technology "significantly improves" upon the shelf-life of CBD and enables the company to produce products with "a longer efficacy period" as compared to your competitors. Please expand the appropriate section of your document to clarify the basis for these statements.

Risk Related to the Company, page 9

2.   Please add a risk factor making clear that Mark Palumbo holds the positions of chief executive officer, chief financial officer, treasurer, secretary and sole director of the company and that Marla Palumbo, his wife, is the company's president. The risk should

highlight the concentration of control and the conflicts of interest that may arise between the interests of Mr. and Mrs. Palumbo on the one hand and the company's shareholders on the other. Also, please ensure your disclosure here and elsewhere in the document is clear that they are the sole officers and director, as you currently imply in numerous instances that other individuals serve in officer or director capacities for the company.

<u>Use of Proceeds, page 19</u>

3.   We note your statement on page 20 that the company anticipates that it would need approximately $4,500,000 over the next 12 months to continue as a going concern, satisfy its capital requirements and continue its operations in accordance with its current business plan. Instruction 5 to Item 6 of Form 1-A requires that if any material amounts of additional funds are necessary to accomplish the purposes specified in the use of proceeds disclosure, registrants should state the amount of such other funds needed for each such specified purpose and the sources thereof. Please revise your disclosure on page 19 to include this information, notably the sources of the additional funds needed.

<u>Our Business</u>
<u>Marketing and Sales Strategy, page 25</u>

4.   We note your disclosure describing your intent to develop an independent sales network. Please expand this section to discuss your current methods of distribution. For instance, we note your disclosure on page 32 that you paid sales commissions to related party EME Ltd. in 2018 and 2019.

<u>Description of Securities Being Offered, page 34</u>

5.   We note that section 6 of the subscription agreement identifies the state and federal courts located in Wyoming as the exclusive forum for all actions and proceedings relating to the subscription agreement. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

6.   Section 6 of the subscription agreement also includes a jury trial waiver provision. Please revise your offering circular to:
   • Describe the jury trial waiver, including how it will impact your investors;
   • Clarify whether the provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;

- To the extent the provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder; and
- Clarify whether purchasers of interests in a secondary transaction would be subject to the provision.

Exhibits

7. We note your statement that the company manufactures and distributes its products from facilities operated by a third party contract manufacturer and distributor located in Coppell, Texas, and that you purchase materials to formulate your CBD products from NectarTek. Please provide an analysis regarding the application of Item 601(b)(10)(ii)(B) and (D) to these relationships.

8. Please file an opinion of counsel that addresses the legality of each component of the unit, as well as the unit itself. Please also advise us of the extent that counsel believes the units should be treated in a similar fashion as shares of capital stock under applicable state law such that an opinion that the units are "legally issued, fully paid and non-assessable" is appropriate. For guidance, please refer to Section II.B.1.h of Staff Legal Bulletin No. 19.

General

9. Prior to requesting qualification of this offering statement, please resolve all comments issued in our August 14, 2020 letter regarding your Form 10-K for the fiscal year ended December 31, 2019 and related filings.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Laura Crotty at (202) 551-7614 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jarvis J. Lagman